

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Allen Davidoff
President and Chief Executive Officer
XORTX Therapeutics Inc.
3710–33rd Street NW
Calgary, Alberta, Canada T2L 2M1

      Re: XORTX Therapeutics Inc.
            Registration Statement on Form F-1
            Filed November 15, 2024
            File No. 333-283275

Dear Allen Davidoff:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Nicole A. Edmonds